UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on May 18, 2026 under the title “Changes in the Number of Shares Owned by the Largest Shareholder of KB Financial Group Inc.” (the “Original Report”) solely to correct a clerical error, revising “had increased” to “had decreased.” No other changes to the Original Report are made by this Amended Report.

The entirety of the Original Report shall be amended and replaced as follows:

Changes in the Number of Shares Owned by the Largest Shareholder of

KB Financial Group Inc.

On May 18, 2026, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, had decreased from 33,505,649 shares of common stock, representing 8.99% of the total shares as of March 31, 2026, to 33,460,006 shares of common stock, representing 8.97% of 372,850,455 total shares based on the shareholder registry of KB Financial Group as of May 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 19, 2026	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer